

Mail Stop 3720

October 3, 2006

Mr. Thomas A. Bartlett
Senior Vice President and Controller
Verizon Communications Inc.
140 West Street
New York, NY 10007

>   **Re: Verizon Communications Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2005**
>   **Filed March 14, 2006**
>   **Forms 10-Q for the quarterly periods ended June 30, 2006**
>   **File No. 1-8606**

Dear Mr. Bartlett:

        We have reviewed your supplemental response letter dated September 15, 2006 as well as your filing and have the following comments. As noted in our comment letter dated September 1, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

General

1. We refer you to comments 2 and 3 in our letter dated September 1, 2006. You state in response to comment 3 that you do not believe your reputation and share value are diminished in the eyes of reasonable investors as a result of your contacts with countries identified as terrorist-sponsoring states, "[f]or the reasons stated above." We understand this to be a reference to your view, expressed in response to comment 2, that your contacts with such countries do not constitute an investment risk because they are "limited, and lawful." We understand your reference to the "limited" nature of your contacts with terrorist-sponsoring states to relate to your view that such contacts are quantitatively immaterial.

2. With respect to the issue of qualitative materiality, we note that the investor sentiment expressed by investor actions including, but not limited to, those cited in prior comment 3 does not appear to turn on the legality of company contacts with terrorist-sponsoring states. Please advise us of any additional factors you considered in reaching your view as to the qualitative materiality of your contacts with Cuba, Iran, North Korea, Sudan and Syria.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Nicole Holden Staff Accountant, at (202) 551-3374 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director